October 14, 2021

Mr. Brad Skinner
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549-3561

RE:	Royal Caribbean Cruises Ltd. Form 10-K for Fiscal Year Ended December 31, 2020 Filed February 26, 2021 File No. 001-11884

Dear Mr. Skinner:

This letter sets forth the responses of Royal Caribbean Cruises Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) in your letter dated September 17, 2021, in relation to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”).
For your convenience, we have copied below in bold type each of the Staff’s comments, which are followed in each case by the Company’s response.
Form 10-K for the Year Ended December 31, 2020
1.          We note the sustainability materiality matrix in your CSR report reflects that your stakeholders place a high degree of importance on climate and environmental issues and that you prioritize and engage with stakeholders in consideration of environmental matters.  We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings.  Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

1050 Caribbean Way, Miami, Florida 33132-2028 | 305 539 6000 | royalcaribbeangroup.com

Response:
The sustainability materiality matrix in our Seastainability Report reflects the economic, environmental, and social issues on which our company may have an impact or by which our company may be impacted.  In that context, as we state in our Seastainability Report, the “matrix serves as the foundation from which the report’s content has been developed and provides a structure from which we can continue to expand upon our commitments to sustainability and sound stewardship.”  Accordingly, the disclosures included in our Seastainability Report are designed to address an array of issues of varying degrees of importance to a broad set of stakeholders.  In comparison, the disclosures included in our Form 10-K are guided primarily by compliance with the requirements of SEC forms, rules and regulations applicable to our company and are informed by the principle of materiality to investors.  As you know, information is deemed material to investors when there is a substantial likelihood that a reasonable investor would attach importance to the information when making an investment or voting decision.  Although it may be appropriate in some instances to include in our SEC filings information from our Seastainability Report, the extent to which we do so depends on the applicable disclosure requirements and our assessment of whether the information is material to investors.
In preparing our Form 10-K, we carefully considered the SEC’s guidance on climate-related disclosure contained in SEC Release No. 34-61469.  These considerations included, among other things, the impact of legislation and regulations regarding climate-related matters.  In addition, we considered whether developments relating to climate change and other climate-related matters may create new material opportunities or risks that may have indirect consequences on our company, including, among other things, a potential change in consumer demand based on our use of carbon-based energy sources and climate-related concerns and reputational impacts relating to those concerns.  We also assessed any material risk and consequences to our company related to the physical impact of climate change.
In our Environmental Regulations disclosures in Item 1 of our Form 10-K, as in our Seastainability Report, we disclosed our compliance efforts and related financial impact of environmental matters, including climate-related matters, that we deemed material to investors. These matters included compliance with the International Maritime Organization’s regulations under the International Convention for the Prevention of Pollution from Ships (the ‘‘MARPOL Regulations’’) and the International Convention for the Control and Management of Ships Ballast Water and Sediments (Ballast Water Management Convention), in addition to other regional and national regulations, such as EU Directives and the US Vessel General Permit, which include requirements designed to minimize pollution by oil, sewage, garbage, air emissions and the transfer of non-native/non-indigenous species.  In our evaluation of incorporating additional climate-related disclosures from our Seastainability Report in our Form

10-K, we considered (a) whether the climate-related matter was a significant factor that could make an investment in our common stock risky or otherwise negatively impact our financial condition or business (as required by Item 105 of Regulation S-K), and (b) whether the climate-related matter was a known trend, event or other uncertainty that could have a material effect on our financial condition and, therefore, should be discussed in Management’s Discussion and Analysis (as required by Item 303 of Regulation S-K).
We believe the disclosures included in our Form 10-K are appropriate and complete in light of the applicable disclosure requirements and materiality to investors.  In addition, within the Protect the Environment section of Item 1 in our Form 10-K, we disclose that we publish our Seastainability Report, and although not incorporated by reference to our Form 10-K, we guide the reader to the accessibility of our Seastainability Report within our corporate website.  We will continue to evaluate the risks and financial impacts of climate-related matters and will expand our climate-related disclosures in future filings if those matters become or are reasonably expected to become material to our investors.
2.          Your filing and your CSR report as well as the sustainability portion of your website describe initiatives you have undertaken as a part of your environmental stewardship strategy to reduce your emissions of greenhouse gases and other air pollutants.  Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects.  If material, please quantify these expenditures.
Response:
Our environmental regulation disclosures in our Form 10-K, which include disclosures on the fleet-wide implementation efforts of our “advanced emissions purification” system strategy, identify the climate-related projects that support our environmental stewardship strategy and compliance with environmental protection regulations that are most significant to our company.  We disclose that the cost to execute these projects and related compliance efforts has not had a material impact to our results of operation largely due to a number of fleet-wide mitigating steps we have taken over the last several years relating to our environmental protection efforts.  We believe that the disclosure in our Form 10-K is appropriate as the incurred and projected capital expenditures related specifically to climate-related projects have not been material to the periods reported therein or future periods.  Our largest projected capital expenditures are attributable to our new vessels on order which, as disclosed in our environmental regulation disclosures, are equipped with the aforementioned advanced emissions purification systems and other environmental protection technologies.  The expected capital expenditures related to our new vessels on order can be found in the Future Capital Commitments disclosures in Item 1 of our Form 10-K.  We will continue to evaluate the financial impacts of our climate-related projects and will expand our disclosure in future filings if such capital expenditures become or are reasonably expected to become material.

3.          If applicable, quantify any material weather-related damages to your property or operations.
Response:
Our fleet of vessels continues to represent the largest component of our portfolio of assets, which we generally have the ability to mobilize as weather-related threats such as hurricanes and typhoons arise.  Other than the hurricane-related impacts discussed in our MD&A section with respect to our 2019 results, we have not incurred any material weather-related damages to our property or operations for the periods reported within our Form 10-K.  We do discuss the risks associated with weather and other climate related events on our property and operations in Item 1A of our Form 10-K.  To the extent we experience material weather-related damages to our property or operations, we will quantify such impacts in our future filings.
4.          We note your disclosure relating to insurance.  If material, disclose any weather-related impacts on the cost or availability of insurance.
Response:
In the maritime insurance industry, increases and decreases in insurance premiums tend to be cyclical in nature. These cycles are impacted both by our own loss experience and by losses incurred in direct and reinsurance markets. We historically have been able to obtain insurance coverage in amounts and at premiums we have deemed to be commercially acceptable, and we did not experience any weather-related impacts on the cost or availability of insurance that were material for the periods presented in our Form 10-K.  To the extent we experience weather-related impacts on the cost or availability of required or desired insurance coverage, we will disclose such impacts in our future filings if material.
5.          Disclose any material litigation risks related to climate change and the potential impact to the company.
Response:
We have not experienced, nor do we have any ongoing, climate change related litigation that has resulted or is expected to result in a material impact to our company for the periods reported in our Form 10-K.  We do discuss the risks and potential impacts to our company associated with the increasing regulatory focus on climate change in the U.S. and internationally in Item 1A of our Form 10-K.  To the extent material litigation risks related to climate change arise in future periods, we will disclose such risks and potential impacts in our future filings.

6.          We note your environmental regulations disclosure, including your disclosure that compliance with each enumerated environmental regulation did not materially impact your operations, costs and/or results.  Please revise your disclosure to quantify any material increased compliance costs related to climate change, including compliance costs associated with these regulations in the aggregate.
Response:
In our environmental regulations disclosure, we disclose that the cost to comply with the environmental regulations applicable to our company has not had a material impact to our results of operation largely due to a number of mitigating steps we have taken over the last several years relating to our environmental protection efforts. We also disclose that changes and planned amendments in legislation applicable to our company contemplate further obligations and restrictions, which could ultimately result in additional costs that may be material to our operations.
In determining the laws and regulations relating to environmental protection that are most significant to our company, we did consider the SEC’s guidance on climate change disclosure contained in SEC Release No. 34-61469.  In consideration of this guidance, we determined that the effects of compliance with current regulations specific to climate change on the operations of our company, and any costs to adhere to such regulations individually or in the aggregate, were not material to the periods reported in our Form 10-K.  In addition, Item 1A of our Form 10-K discusses the risks and potential impacts to our company associated with the increasing regulatory focus on climate change in the U.S. and internationally.
In future filings, we will quantify, to the extent applicable, any material increased compliance costs related to climate change, including compliance costs associated with relevant environmental regulations that are material in the aggregate.
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If you have any questions, please feel free to contact me at (305) 539-6174.
Very truly yours,

/s/ Jason T. Liberty
Jason T. Liberty
Chief Financial Officer

cc:          Diane Fritz, U.S. Securities and Exchange Commission
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